[redacted]

04-5-12-0400X

8-2612

~~8-28911~~

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Inforn
Pursuant to Section 1 ... and Rule 17a-

04016643

REPORT FOR THE PERIOD BEGINNING	01/01/03 MM/DD/YY	AND ENDING	12/31/03 MM/DD/YY

BEST AVAILABLE COPY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wachovia Securities, LLC

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. DC 183 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

901 East Byrd Street 15th Floor

(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas D. Lux (804)782-3201

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG, LLP

401 South Tryon Street	Charlotte	NC	28202
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Thomas D. Lux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wachovia Securities, LLC as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Securities accounts of Principal Officers and Directors that are classified as customer accounts (debits $2,890,874, credits $884,452)

Name Thomas D. Lux
Title Director of Finance

Notary Public 6/30/04

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

KPMG LLP
Suite 2300
401 South Tryon Street
Three First Union Center
Charlotte, NC 28202-1911

Independent Auditors' Report

Board of Directors
Wachovia Securities, LLC:

We have audited the accompanying consolidated statement of financial condition of Wachovia Securities, LLC (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wachovia Securities, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 20, 2004

WACHOVIA SECURITIES, LLC
(A Wholly Owned Limited Liability Company
of Wachovia Securities Financial Holdings, LLC)

Consolidated Statement of Financial Condition

December 31, 2003

(In thousands)

Assets

Cash	$	251,822
Cash and securities segregated under federal and other regulations		89,000
Securities purchased under agreements to resell		5,539,354
Receivable from brokers, dealers and clearing organizations		6,958,313
Receivable from customers		3,425,578
Financial instruments owned, at fair value (including $9,011 pledged subject to repledge)		809,437
Property, equipment, and leasehold improvements, net		198,458
Goodwill and other intangible assets		582,018
Other assets		1,069,038
Total assets	$	18,923,018

Liabilities and Member's Equity

Liabilities:		
Short-term borrowings	$	1,102,173
Securities sold under agreements to repurchase		5,957,247
Payable to broker, dealers and clearing organizations		6,169,037
Payable to customers		1,611,932
Financial instruments sold, not yet purchased, at fair value		422,440
Payable to affiliates		39,069
Accrued expenses and other liabilities		856,060
Total liabilities		16,157,958
Subordinated borrowings		417,000
Member's equity		2,348,060
Commitments and contingent liabilities		
Total liabilities and member's equity	$	18,923,018

See accompanying notes to the consolidated statement of financial condition.

WACHOVIA SECURITIES, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Notes to Consolidated Statement of Financial Condition

December 31, 2003

(1) Summary of Significant Accounting Policies

(a) Organization

Wachovia Securities, LLC (the Company), formerly known as Wachovia Securities, Inc., is a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC (WSFH), a 62% owned consolidated subsidiary of Wachovia Corporation (Wachovia). Prior to July 1, 2003, the Company was a wholly owned subsidiary of Wachovia. Wachovia Securities, LLC became a wholly owned subsidiary of WSFH pursuant to a Formation Agreement dated February 19, 2003, as amended on July 1, 2003 between Wachovia and Prudential Financial, Inc. (Prudential) to combine their respective retail brokerage businesses and clearing operations (legacy Wachovia and legacy Prudential, respectively) into a new company named Wachovia Prudential Financial Advisors, LLC effective July 1, 2003. On December 9, 2003, Wachovia Prudential Financial Advisors, LLC changed its name to WSFH.

In accordance with the Formation Agreement, on July 1, 2003, Wachovia contributed its retail brokerage business, including the Company, to WSFH and Prudential contributed $1,002,593,000 of net assets to WSFH, which then contributed $998,455,000 of the net assets to the Company. WSFH serves as the holding company for the retail brokerage and clearing businesses contributed by Wachovia and Prudential and is headquartered in Richmond, Virginia. Wachovia and Prudential own 62% and 38%, respectively, of WSFH. WSFH's principal operating subsidiaries are Wachovia Securities, LLC (including its subsidiary Wexford Clearing Services, LLC), First Clearing, LLC (FCLLC) and Wachovia Securities Financial Network, LLC.

On May 30, 2003, Wachovia Securities, Inc. converted to a limited liability company (LLC), a status that achieves operational flexibility and certain tax efficiencies and changed its name to Wachovia Securities, LLC. As a result of this conversion, the capital stock of Wachovia Securities, Inc. was cancelled and converted into limited liability company interests.

Prior to July 1, 2003 the Company's operations included Wachovia's investment banking, institutional fixed income and equity businesses in addition to its retail brokerage activities. On July 1, 2003, the investment banking, institutional fixed income and equity businesses were sold to Wachovia Capital Markets, LLC, a subsidiary of Wachovia.

The Consolidated Statement of Financial Condition includes the accounts of Wachovia Securities, LLC and its subsidiaries. All material intercompany balances have been eliminated.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and the National Futures Association. The Company's business activities include securities and commodities brokerage, investment advisory and asset management services.

The Company clears its legacy Wachovia retail brokerage transactions through FCLLC on a fully-disclosed basis. The Company self clears its legacy Prudential retail brokerage transactions.

(b) Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. The carrying value of repurchase and reverse repurchase agreements approximates their fair value. These transactions are primarily repurchase agreements of United States Government and agency securities and corporate bonds. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling these contractual obligations can be directly affected by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company.

It is the Company's policy to obtain possession of securities purchased under agreements to resell. The Company manages the credit risk associated with these transactions by monitoring the market value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate.

(c) Securities Transactions

Customers' securities transactions are recorded on a settlement date basis with related commission revenue and expenses recorded on a trade date basis.

Financial instruments owned and financial instruments sold, not yet purchased are carried at fair value on a trade date basis. Fair value is based on quoted market prices or dealer quotes where those are available and considered reliable. Additionally, other factors may be considered where appropriate such as market prices of related or similar financial instruments and coupon, yield, credit quality, prepayment terms, volatility and other economic factors.

(d) Securities-Lending Activities

Securities borrowed and securities loaned are generally reported as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(e) Goodwill

Goodwill is not subject to amortization but is subject to impairment testing on an annual basis, or more frequently, if events or circumstances indicate possible impairment.

The Company's most recent impairment evaluations as of April 1, 2003 indicated that none of the Company's goodwill was impaired.

(f) ***Income Taxes***

The operating results of the Company, prior to May 31, 2003, were included in the consolidated federal income tax return of Wachovia. Current federal income tax expense was determined on a separate return basis, calculated at statutory rates and paid to Wachovia. The Company also filed separate company state income tax returns and was included as part of certain state combined, consolidated and unitary tax returns along with other subsidiaries of Wachovia for the short period ended May 30, 2003. Deferred income taxes were also computed on a separate entity basis.

On May 30, 2003, the Company converted from a taxable corporation to a single-member Limited Liability Company ("SMLLC") and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, after the date of conversion to an SMLLC. Accordingly, post-conversion taxable income primarily becomes taxable to the respective members of WSFH. However, certain states and foreign jurisdictions do subject the Company to entity-level taxation as an SMLLC; therefore, the related state and foreign taxes have been provided on a small portion of the Company's post-conversion taxable income.

(g) ***Property, Equipment, and Leasehold Improvements***

Depreciation of property and equipment is recognized on a straight-line basis using estimated useful lives which generally range from three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the term of the lease.

(h) ***Other***

Other assets consist primarily of notes receivable from financial advisors, deferred compensation, dividends and interest receivable and clearing association deposits. Accrued expenses and other liabilities include accrued compensation and trade payables.

(i) ***Collateral***

The Company accepts collateral that can be sold or repledged. At December 31, 2003, the fair value of this collateral was approximately $14,700,000,000. The source of this collateral is primarily securities in customer accounts, reverse repurchase agreements and securities borrowed transactions. The fair value of collateral which had been sold or repledged at December 31, 2003 was approximately $11,000,000,000.

(j) ***Use of Estimates***

The preparation of the Consolidated Statement of Financial Condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ from those estimates.

(2) Business Combination

The contribution of Prudential's retail brokerage business to the Company was accounted for under the purchase method of accounting by WSFH and the Company. Under the purchase method of accounting, the assets and liabilities of the retail brokerage business of Prudential and an increase to member's equity were recorded at their respective fair values as of July 1, 2003. The fair values are preliminary and subject to refinement as information relative to the fair values as of July 1, 2003 becomes available and as plans for the disposition of certain assets are finalized.

The $1.1 billion purchase price for the Prudential contributed retail brokerage business by WSFH was based on valuations, which as of December 31, 2003, are preliminary and subject to refinement. The valuations utilize common techniques for valuing businesses such as discounted cash flow analysis. The Company recorded net purchase accounting adjustments of $286 million, which resulted in total intangible assets purchased by WSFH and contributed to the Company of $404 million. Of the total intangible assets, $151 million was allocated to customer relationships, resulting in $253 million of goodwill. The customer relationship intangible is being amortized over its estimated economic life of 23 years using an accelerated method, which will result in nearly 50 percent of the balance amortizing in the first seven years.

The table below summarizes information related to preliminary goodwill and other intangible assets related to this transaction. Pro forma information related to this transaction is not considered material, and therefore, is not included.

Preliminary goodwill and other intangible assets created by the Wachovia Securities Retail Brokerage transaction (in millions):

Purchase price	$	1,116
Less book value of net assets contributed by Prudential		998
Purchase price less book value of net assets of the business contributed by Prudential as of July 1, 2003 (a)		118
Preliminary fair value purchase accounting adjustments (b):		
Premises and equipment		136
Other		34
Total fair value purchase accounting adjustments		170
Preliminary exit cost purchase accounting adjustments (c):		
Personnel and employee termination benefits		21
Occupancy and equipment		77
Other		18
Total exit cost purchase accounting adjustments *(One-time costs)*		116
Total intangibles		404
Customer relationship intangibles		151
Preliminary goodwill	$	253

(a) Based on preliminary valuation of net assets of the business contributed.
(b) These adjustments represent fair value adjustments in compliance with business combination accounting standards and adjust assets and liabilities contributed by Prudential Financial to their respective fair values as of July 1, 2003.
(c) These adjustments represent incremental expenses relating to combining the two companies and are specifically attributable to the business contributed by Prudential Financial.

(3) Cash and Securities Segregated Under Federal and Other Regulations

Wachovia Securities, LLC and one of its subsidiaries are subject to the SEC's customer protection rule (Rule 15c3-3), which requires a periodic computation of the customer protection reserve requirement, as defined. Cash of $56,000,000, including $54,000,000 related to its subsidiary, has been segregated in special reserve bank accounts for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. The amount held on deposit is included in the Consolidated Statement of Financial Condition under Cash and Securities Segregated Under Federal and Other Regulations.

Wachovia Securities, LLC and one of its subsidiaries are also required to periodically compute reserve computations for the proprietary accounts of introducing broker-dealers (PAIB) in accordance with SEC Rule 15c3-3. At December 31, 2003, the subsidiary had a PAIB reserve requirement and amounts held on deposit in the reserve bank account of $7,319,000 and $33,000,000, respectively. The amount held on deposit is included in the Consolidated Statement of Financial Condition under Cash and Securities Segregated Under Federal and Other Regulations.

(4) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consist of the following at December 31, 2003 (in thousands):

Receivable from brokers, dealers and clearing organizations:		
Securities failed to deliver	$	431,340
Deposits received for securities borrowed		6,083,819
Other		443,154
	$	6,958,313
Payable to brokers, dealers and clearing organizations:		
Securities failed to receive	$	526,398
Deposits received for securities loaned		5,189,225
Other		453,414
	$	6,169,037

(5) Receivable from and Payable to Customers

The balances represent the net amounts receivable from and payable to customers in connection with normal cash securities transactions. The amounts receivable from customers are generally collateralized by securities, the value of which is not reflected in the accompanying Consolidated Statement of Financial Condition.

(6) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

At December 31, 2003, financial instruments owned and financial instruments sold, not yet purchased consist of the following, at fair value (in thousands):

	Financial instruments owned	Financial instruments sold, not yet purchased
Bankers' acceptances, commercial paper, and certificates of deposit	$ 38,771	$ 21,671
U.S. Government and agency obligations	212,180	207,654
State and municipal government obligations	148,280	7,507
Corporate obligations	164,283	133,805
Equity securities	165,006	51,355
Other	80,917	448
Total	$ 809,437	$ 422,440

(7) Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements consist of the following at December 31, 2003 (in thousands):

Furniture and equipment	$ 331,459
Communications and computer equipment	173,712
Property and leasehold improvements	104,685
	609,856
Less accumulated depreciation and amortization	411,398
	$ 198,458

(8) Short-term Borrowings

Short-term borrowings consist of the following at December 31, 2003 (in thousands):

		Amount outstanding
Non-interest bearing book overdrafts	$	262,180
Unsecured loans		839,993
Total	$	1,102,173

Non-interest bearing book overdrafts represent amounts drawn by the Company against various banks. Unsecured loans consist of borrowings from various unaffiliated financial institutions. Interest rates on loans with financial institutions during the year ended December 31, 2003 ranged from 1.08% to 1.70%.

At December 31, 2003, the Company had available $2.9 billion in uncommitted secured and unsecured lines of credit with various unaffiliated financial institutions.

(9) Subordinated Borrowings

At December 31, 2003, the Company was indebted to The Prudential Insurance Company of America for a $417,000,000 subordinated note due June 30, 2013. The note carries an interest rate that varies based on LIBOR (London Interbank Offering Rate). At December 31, 2003, the interest rate was 2.21%. Interest on the principal of this note is paid quarterly in accordance with the subordinated loan agreement.

The Company also has a $300 million subordinated revolving line of credit with Wachovia. The line bears interest at a rate to be negotiated at the time of each advance, and all advances are due to be repaid no later December 19, 2013. At December 31, 2003, there were no outstanding borrowings related to this line.

These subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(10) Income Taxes

On May 30, 2003, the Company converted from a taxable corporation to a single-member Limited Liability Company ("SMLLC") and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, after the date of conversion to an SMLLC. However, certain states and foreign jurisdictions do subject the Company to entity-level taxation as an SMLLC; therefore, the related state and foreign taxes have been provided on a small portion of the Company's post-conversion taxable income.

At December 31, 2003, the Company had $3,549,000 of undistributed earnings of foreign subsidiaries that have been reinvested for an indefinite period of time. The undistributed earnings will be subject to foreign withholding taxes in the amount of $1,242,000 when distributed to the Company.

(11) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2003, the Company had net capital $641,848,000, which was 19.77% of aggregate debit balances and $575,662,000 in excess of required net capital.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies.

The Consolidated Statement of Financial Condition as of December 31, 2003, reflects approximately $755 million of assets and liabilities, attributable to subsidiaries, the elimination of intercompany balances and the netting of certain securities purchased under agreements to resell with securities sold under agreements to repurchase which are not reflected in the unaudited statement of financial condition contained in Part II of Form X-17A-5 which is prepared on an unconsolidated basis.

(12) Pension and Benefit Plans

Legacy Wachovia Employees

Substantially all legacy Wachovia employees, excluding financial advisors, with one year of service are eligible for participation in the noncontributory defined benefit pension plan of Wachovia. In addition, Wachovia provides postretirement benefits, principally health care, to legacy Wachovia employees and their beneficiaries and dependents, and a matching savings plan. The actuarial and plan asset information pertaining to the legacy Wachovia employees of the Company is not segregated in Wachovia's pension and postretirement plan calculation and is therefore not available. Annually, on approval of the Board of Directors, employee contributions to the matched savings plan may be matched up to six percent of the employee's eligible compensation, as defined. A six percent matching level was in place as of December 31, 2003. Effective January 1, 2004 legacy Wachovia employees no longer participate in Wachovia's defined benefit pension plan.

Legacy Prudential Employees

Per the Formation Agreement, legacy Prudential employees continued to receive Special Termination benefits under certain Prudential retirement plans for the six months ended December 31, 2003. Effective January 1, 2004, legacy Prudential employees no longer participate in these Prudential plans. The amount due from the Company to Prudential for the service costs related to these Plans was approximately $14 million and is recorded in payable to affiliates in the Consolidated Statement of Financial Condition. Legacy Prudential employees also continued to receive benefits, through December 31, 2003, associated with health and welfare benefit plans assumed by Wachovia as of July 1, 2003 and sponsored by Prudential prior to July 1, 2003. Effective January 1, 2004, legacy Prudential employees are covered under Wachovia sponsored health and welfare plans.

The Company also provides certain health care and life insurance benefits for eligible retired legacy Prudential employees and medical benefits for legacy Prudential employees on long term disability (the

LTD plan) under certain Prudential benefit plans assumed by Wachovia. The discount rate used to calculate the present value of these obligations was 5.75% based on the most recent actuarial valuation at July 1, 2003. The retirement probabilities were extended beyond the age 65 to reflect a portion of the employee population remaining in active service beyond such age. A current health care cost rate of 12.00% (pre-65) and 14% (post-65) for the post retirement plan and 10% for the LTD plan was assumed to decrease gradually until 2013 to 5.5% and remain constant thereafter. At December 31, 2003, the effect of a one percentage point increase or decrease in the assumed health care cost trend rate on service and interests costs is not significant.

The Medicare Prescription Drug Improvement and Modernization Act of 2003, which was finalized in December 2003, introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care plans. The Company is currently analyzing the impact of the new law, including any possible plan amendments, and is anticipating that benefits to be paid after 2006 will be lower. FASB Staff Position No. 106-1 permits companies to defer recognizing the impact of the new Medicare provisions because of uncertainty related to the provisions and because of the lack of authoritative accounting guidance with respect to certain related matters. Accordingly, the benefit obligation of other postretirement benefits as of December 31, 2003, does not reflect the impact of the new laws. The final accounting guidance could require changes to previously reported information.

As of December 31, 2003, the Company's unfunded post retirement and post employment benefit obligations for legacy Prudential employees was $64,346,000 and $10,846,000, respectively.

In addition, the Company maintains deferred compensation and award programs in which legacy Prudential financial advisors and certain other employees are participants. Subject to certain contingencies, these awards are payable in shares of a stock index fund and/or Prudential common stock at the end of a defined three to eight year period. As of December 31, 2003, the deferred asset associated with these programs amounted to $164,500,000 and is included in other assets in the Consolidated Statement of Financial Condition.

The Company also maintains a deferred award plan under which certain legacy Prudential employees are granted awards payable, subject to certain contingencies, in equivalent shares of a stock index fund at the end of a defined period three to eight years from the initial award. As of December 31, 2003, the liability associated with this plan amounted to $54,513,000 and was recorded in accounts payable and other liabilities in the Consolidated Statement of Financial Condition.

(13) Transactions with Affiliated Parties

Effective July 1, 2003, the Company entered into service agreements with Wachovia and Prudential under which the Company receives certain technology and systems, operations, product support and administrative support services from Wachovia and Prudential. Included in these agreements is the Company's obligation to pay Prudential $2 million in the second half of 2003, $4 million in 2004, $29 million in 2005 and $1 million in the first half of 2006 for equity research services provided by Prudential.

The Company provides certain technology, operations, clearing and administrative services to Prudential.

The Company has entered into a fully disclosed clearing agreement with FCLLC to clear its legacy Wachovia retail securities transactions. At December 31, 2003, payables to broker dealers and clearing organizations include $48.9 million due to FCLLC in connection with the fully disclosed clearing agreement.

(14) Derivatives, Guarantees, Commitments and Contingent Liabilities

The Company is a party to derivative financial instruments and commitments in the normal course of business to meet the financing needs of customers, conduct trading activities, and manage market risks. These derivative financial instruments include forward commitments to purchase and sell securities and securities purchased and sold on a when-issued basis (when-issued securities). These instruments and commitments involve, to varying degrees, elements of credit and market risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract. Market risk is the possibility that a change in interest rates will cause an unfavorable change in the value of a financial instrument.

The Company controls the credit risk arising from these instruments and commitments through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each customer's or other broker-dealer's creditworthiness on a case-by-case basis. If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral obtained is based on management's credit evaluation of the other party. Based on the Company's assessment of each of its counterparties, collateral was not required by the Company at December 31, 2003.

The notional principal or contractual amounts of derivative financial instruments exceed the probable loss that could arise from counterparty default or changes in interest rates. The fair value of derivative financial instruments represents principally the estimated unrealized gain (asset) or loss (liability) and is recorded in other assets or other liabilities in the Consolidated Statement of Financial Condition. The market risk associated with trading financial instruments, including derivatives, the prices of which are constantly fluctuating, is managed by imposing limits as to the type, amounts, and degree of risk that traders may undertake. These limits are approved by senior management, and the risk positions of traders are reviewed on a daily basis to monitor compliance with the limits.

Forward contracts are contracts for delayed delivery of securities in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. These derivative financial instruments are generally short-term in duration maturing within three months.

Prior to July 1, 2003, the Company's institutional fixed income business securitized approximately $7,214,791,000 of debt securities. The Company did not retain any interests in the securitization, and has no continuing involvement with the securitized assets. As of July 1, 2003, the Company no longer participates in the securitization of debt securities.

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's financial position. Per the Formation Agreement, Wachovia and Prudential have agreed to indemnify the Company for any losses due

to a claim against the Company which arises from an action, omission to act, condition or event that first occurred prior to July 1, 2003 whether or not such action, omission, condition or event continues after July 1, 2003. The Company will not, however, be indemnified by Wachovia or Prudential for any claims that arise from any such action, omission, condition or event to the extent they continue to occur following the 270th day after July 1, 2003.

Financial instruments owned and financial instruments sold, but not yet purchased are carried in the Consolidated Statement of Financial Condition at fair value, if available, or estimated fair value. Because the Company sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date, the Company will incur a loss if the fair value of the securities increases subsequent to December 31, 2003.

Due to the relatively short-term nature of receivables, payables and short-term borrowings, the carrying amounts are reasonable estimates of fair value.

The Company introduces its legacy Wachovia customer transactions to an affiliated clearing broker, FCLLC, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of its clearance agreement. In connection therewith, the Company has agreed to indemnify FCLLC for losses that FCLLC may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2003, substantially all customer obligations were collateralized by securities with a market value in excess of the obligations.

The Company leases office space primarily related to its branch network and home offices under operating leases expiring at various dates through 2017. Minimum future rental payments required under such leases and minimum future sublease income to be received, that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2003 are as follows (in thousands):

	Operating leases	Non-cancelable subleases
Years ending December 31:		
2004	$ 151,147	$ 17,158
2005	140,752	17,704
2006	126,860	17,703
2007	110,092	17,736
2008 and after	503,545	127,436

Minimum future rental commitments do not include operating leases entered into by Wachovia for which the Company shares rent expense. Some of the Company's leases contain escalation clauses and renewal options.

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were

entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of December 31, 2003, related to these indemnifications.